Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

            Attention Business Editors:
            Entree Gold 2009 Exploration and Corporate Update

            VANCOUVER, Dec. 21 /CNW/ - Entree Gold Inc. (TSX:ETG; NYSE Amex:EGI;
Frankfurt:EKA - "Entree" or the "Company") reached a number of milestones in
2009. These include the conversion of key concessions at Lookout Hill,
Mongolia into long term mining licences as part of the Oyu Tolgoi Investment
Agreement; acquisition and consolidation of strategic exploration properties in the Yerington copper camp in Nevada, USA; and continued exploration and testing of porphyry copper targets in New Mexico and Arizona, USA.
            Exploration and corporate highlights of 2009 include:

            <<
            -   Signing of the long-awaited Oyu Tolgoi Investment Agreement between the Mongolian government and Entree's joint venture partner, Ivanhoe
                Mines Ltd. (TSX: IVN; NYSE: IVN; NASDAQ: IVN - "Ivanhoe Mines") and
                largest shareholder, Rio Tinto (NYSE: RTP; LSE: RIO.L; ASX: RIO.AX);

            -   The conversion of Entree's Shivee Tolgoi and Javhlant exploration licences into mining licences;

            -   Acquisition and consolidation of a large, underexplored and highly prospective porphyry copper land package in the Yerington district of
                Nevada;

            -   Entree's agreement with PacMag Metals Ltd. (ASX:PMH - "PacMag") to acquire all of their outstanding shares and options, as part of the
                Yerington area consolidation;

            -   Expansion of porphyry copper-gold mineralization at Lordsburg, New
                Mexico;

            -   Continued exploration of Togoot coal deposits through additional drilling and the preparation of a Mongolian resource report in advance of a mining licence application;

            -   Drill testing copper-gold targets on the Huaixi project in China.
            >>

            Mongolia

            Entree-Ivanhoe Joint Venture

            The successful conclusion to negotiations that culminated in the signing of the Oyu Tolgoi Investment Agreement in October 2009 provides stability to
Entree's Lookout Hill portion of the Oyu Tolgoi project and sets the stage for future project development. Entree's Hugo North Extension and Heruga deposits are key elements for consideration as the Oyu Tolgoi project advances towards production. Ivanhoe Mines is preparing an updated Integrated Development Plan that is expected to provide a projected timeline and work program related to the construction and completion of the massive Oyu Tolgoi mining complex.
            Abolition of the 68% windfall tax, to take effect in January 2011, was also announced in August 2009. This move by the Mongolian government signaled an awareness that the mining industry has an important role to play as
Mongolia recovers from the economic crisis. The Mongolian mining industry welcomed this decision by the government leaders, as the tax was perceived to be a deterrent to future mine exploration and development by both domestic and foreign investors.
            Further studies along the Oyu Tolgoi mineralized trend indicate several target areas could be drill tested in order to expand known resources.
Geophysical data, including the deep penetrating ZEUS induced polarization
(IP) survey, gathered over the areas surrounding the Heruga and Hugo North
Extension deposits indicate promising trends suggesting the continuation of mineralization associated with each deposit. A possible southern extension of the Heruga deposit is suggested by IP anomalies southwest of Heruga. The rich
Hugo North Extension deposit is interpreted to continue along strike to the north, towards drill hole EGD081B which encountered Hugo North style mineralization 1,300 metres from the property boundary. Approximately 8 kilometres of relatively untested ground lies to north of the Hugo North
Extension on the Shivee Tolgoi mining licence, between the Hugo North
Extension deposit and the near surface Ulaan Khud copper showing.

            100%-Owned Entree Licence Areas

            Exploration programs are being prepared for 2010 to seek new mineralization on Entree's 100%-owned western portion of the Shivee Tolgoi mining licence ("Shivee West"). Exploration was temporarily suspended in 2009 to accommodate the protracted mining licence conversion process. Mining licences carry an initial term of 30 years with two possible extensions of 20 years. Entree may now continue investigating the potential of this prospective region of Lookout Hill without facing imminent licence expiry.
            Shivee West is geologically similar to the Devonian-aged setting of the
Oyu Tolgoi deposits. It is common in very large porphyry copper-gold systems, such as those found in South America, for mineralization to occur along parallel structural trends and be comprised of numerous separate ore bodies.
Strong geophysical signatures, in combination with copper-gold-molybdenum geochemical evidence, make Shivee West highly prospective. An exploration program involving drilling of geophysical and soil geochemical targets within prospective Devonian rocks is expected to be finalized in preparation for budget approvals in January 2010.
            On Entree's 100%-owned Togoot exploration licence, in-fill drilling continued at the Nomkhon Bohr coal deposit in 2009. Drill testing of other coal targets in the northwest corner of the Togoot exploration licence was also conducted. The Permian rocks hosting Nomkhon Bohr are similar to those at the giant Tavan Tolgoi coal deposit, 70 kilometres to the northwest. Multiple thin seams of bituminous to anthracite coal up to several metres thick, are present over a strike length of 1200 metres. A resource report is being prepared by Mongolian consultants in collaboration with Entree's technical team in preparation for submission of an application to convert all or part of
Togoot to a mining licence.

            Yerington, Nevada

            In August and September 2009, Entree optioned two large contiguous properties in the historic Yerington porphyry copper district through agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration.
These included the Blackjack and Roulette land packages. Entree's strategy was to begin the acquisition of and eventual consolidation of key targets in this emerging, underexplored copper camp. Exploration and drill programs are being prepared for 2010 on these properties.

            Entree Gold and PacMag Agreement

            On November 29, 2009 Entree announced an agreement with PacMag Metals
Limited to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag (see news release dated November 29,
2009). PacMag holds the rights to a sizeable tract of land that is contiguous with the Blackjack and Roulette properties and hosts the Ann Mason copper-molybdenum deposit. PacMag has acquired a portfolio of several other copper, gold, and uranium projects in the US and Australia.
            Entree believes the combination of the two companies will be very advantageous for their respective shareholders. Entree investors will now have access to a diversified project portfolio that includes the Ann Mason deposit.
Ann Mason is a copper-molybdenum porphyry which has a JORC compliant inferred resource of 810 million tonnes grading 0.40% copper and 0.004% molybdenum at a
0.30% copper cut-off grade, containing more than 7 billion pounds of copper.
The PacMag properties in Yerington host other significant, relatively untested copper prospects such as the Blue Hills discovery, Shamrock high-grade copper target and the Minnesota copper-iron target.
            The acquisition of PacMag, including the Ann Mason copper deposit, should more than double Entree's current worldwide copper assets. The agreement will be subject to an independent assessment on behalf of PacMag, a PacMag shareholder vote and regulatory approval by the Australian Stock Exchange and governing bodies.

            Lordsburg, New Mexico

            Drilling in 2009 continued to successfully expand the mineralized zone at the Lordsburg copper-gold discovery. Six additional drill holes were completed. Significant copper and gold intervals were intersected in four of the six drill holes. One hole in particular, EG-L-09-012, returned potentially economic grades of 0.25% copper and 0.15 g/t gold (0.35% copper equivalent)
over 94 metres. Furthermore, this same interval hosts a higher grade zone of
60 metres averaging 0.31% copper and 0.21 g/t gold (0.44% copper equivalent).
Significant results are compiled in the table below.

            <<
                             Significant Lordsburg Drill Results
            -------------------------------------------------------------------------
                                Interval        Length       Cu       Au      CuEq(x)
              Hole No.             (m)            (m)        (%)     (g/t)      (%)
            -------------------------------------------------------------------------
            EG-L-08-002       156.0 - 466.0      310.0      0.14      0.08      0.19
            -------------------------------------------------------------------------
              including       182.0 - 211.3       29.3      0.21      0.12      0.29
            -------------------------------------------------------------------------
              including       240.0 - 254.0       14.0      0.33      0.26      0.50
            -------------------------------------------------------------------------
            EG-L-08-005         0.0 - 134.0      134.0      0.13      0.12      0.21
            -------------------------------------------------------------------------
            EG-L-08-006        11.2 - 130.0      118.8      0.20      0.20      0.33
            -------------------------------------------------------------------------
            EG-L-08-007         6.0 - 152.0      146.0      0.13      0.16      0.23
            -------------------------------------------------------------------------
            EG-L-08-008       280.0 - 332.0       52.0      0.18      0.05      0.21
            -------------------------------------------------------------------------
            EG-L-09-010A        34.0 - 84.0       50.0      0.18      0.21      0.31
            -------------------------------------------------------------------------
                And           216.0 - 256.0       40.0      0.15      0.13      0.23
            -------------------------------------------------------------------------
            EG-L-09-011         28.0 - 66.0       38.0      0.15      0.20      0.28
            -------------------------------------------------------------------------
            EG-L-09-012        96.0 - 252.0      156.0      0.19      0.12      0.27
            -------------------------------------------------------------------------
              including       118.0 - 212.0       94.0      0.25      0.15      0.35
            -------------------------------------------------------------------------
              including       152.0 - 212.0       60.0      0.31      0.21      0.44
            -------------------------------------------------------------------------
            (x) Copper Equivalent (CuEq) has been calculated using assumed metal prices (US$1.35/pound for copper and US$650/ounce for gold) and no metallurgical factor; % CuEq. equals % Cu + (g/t Au(x)18.98)/29.76.
            >>

            The Lordsburg project lies in an area of known copper porphyry deposits, several of which are past or current producers. Freeport-MacMoRan's Safford,
Tyrone and Morenci open-pit copper deposits are producing through SX/EW extraction methods from ore averaging 0.35%, 0.29% and 0.28% copper respectively. The currently suspended Chino deposit was also a commercially viable near-surface open-pit conventional mining-milling operation with an average copper grade of 0.52% Cu.
            Entree is currently applying for additional drill permits for the 2010 field season. Any additional drilling will be directed towards expanding the existing drill defined copper and gold zone.

            Huaixi, China

            A drill program to test geochemical and geophysical anomalies commenced early in November 2009 and is ongoing. Four holes have been completed for a total of approximately 1700 metres of the planned 2700 metres. Assay results are pending but scattered base metal mineralization has been visually identified in hole three.
            Entree's exploration to date has been successful in outlining a 7 kilometre long northwest-trending structural corridor with a strong, multi-element porphyry signature. This was done primarily through extensive soil and stream sediment sampling in 2008 and followed up with magnetic and IP geophysical surveys.

            Crystal Property, British Columbia

            The Crystal Property is an early stage molybdenum-copper prospect about
120 kilometres west-southwest of Prince George, BC that covers a sizeable, strong geochemical anomaly. The anomaly lies in an area of known molybdenum deposits, such as Thompson Creek's Endako Mine and has never been tested. A short prospecting and sampling program was completed in October 2009; results are pending.

            About Entree Gold Inc.

            Entree Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. Entree's expertise is in exploring for deep and/or concealed ore deposits and with a treasury currently in excess of C$40 million, is well funded for future activities. Ivanhoe Mines and Rio Tinto are major shareholders of Entree, holding approximately 15% and 16% of issued and outstanding shares respectively.
            Entree's flagship property is in Mongolia, where it holds two mining licences and one exploration licence comprising the 179,590 hectare Lookout
Hill property that completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit.
            The Lookout Hill property is subject to a joint venture with Ivanhoe
Mines Mongolia Inc. (now renamed Oyu Tolgoi LLC) whereby following expenditure of US$35 million by Oyu Tolgoi LLC, Entree now retains a 20% to 30% carried interest through to production, with Entree's share of development costs to be repaid from future production cash flow.
            The Hugo North Extension deposit hosts a 43-101 compliant Indicated
Resource of 117 million tonnes grading 1.8% copper and 0.61 g/t gold, estimated to contain 4.6 billion pounds of copper and 2.3 million ounces of gold and an Inferred Resource of 95.5 million tonnes grading 1.15% copper and
0.31 g/t gold, estimated to contain 2.4 billion pounds copper and 950,000 ounces of gold. Entree retains a 20% carried interest in these resources.
            The Heruga deposit contains an Inferred Resource of 760 million tonnes grading 0.48% copper, 0.55 g/t gold and 142 ppm molybdenum, estimated to contain 8 billion pounds of copper and 13.4 million ounces of gold. Entree also retains a 20% carried interest in this resource.
            Both resources were calculated using a 0.6% copper equivalent cut-off.
The copper equivalent grades were estimated using metal prices of US$1.35 per pound copper, US$650 per ounce gold and US$10 per pound molybdenum. All resources at Hugo North Extension and Heruga were calculated using a 0.6%
copper-equivalent cut-off.
            Entree continues to explore its large landholdings in Mongolia, including the coal discovery Nomkhon Bohr, and is also evaluating the Huaixi copper project in Zhejiang Province in China.
            In North America, Entree is exploring for porphyry-related copper systems in Arizona, New Mexico, Nevada and British Columbia. Entree's Nevada property is contiguous with the western boundary of PacMag's Ann Mason copper project and increases substantially the area of prospective tenure within that district.

            Qualified Person

            Robert Cann, P.Geo., Entree's Vice-President, Exploration, and Lindsay
Bottomer, P. Geo., FAIMM, both Qualified Persons as defined by National
Instrument 43-101 ("NI 43-101"), supervised the preparation of the technical information in this release relating to the Entree properties.

            This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may",
"should", "expects", "plans", "anticipates", "believes", "estimates",
"predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. Such statements include those relating to the successful completion of the transaction and implementation of the Schemes of
Arrangement, future work commitments on exploration projects and increases to
Entree resources. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.
            While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the
Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled "Risk Factors" in the Company's periodic filings with the
British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

            %CIK: 0001271554

            /For further information: Monica Hamm, Manager, Investor Relations,
Entree Gold Inc., Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail:
mhamm(at)entreegold.com; Peter Oates, Corporate Communications, Entree Gold Inc.,
Tel: (604) 687-4777, Toll Free: (866) 368-7330, E-mail: poates(at)entreegold.com/
            (ETG. EGI EGI)

CO:  Entree Gold Inc.

CNW 08:00e 21-DEC-09